October 10, 2024

Arthur Yu
Chief Financial Officer
Baozun Inc.
No. 1-9, Lane 510
West Jiangchang Road
Shanghai, China 200436

       Re: Baozun Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Response dated September 3, 2024
           File No. 001-37385
Dear Arthur Yu:

        We have reviewed your September 3, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
6, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
Certain Defined Terms, page 1

1.     We note your revised disclosure that    we,       us,       our company,
   and    our,    refer to
       Baozun Inc., a Cayman Islands exempted company; however, throughout your disclosure, you use these terms to disclose operations by your VIE. For example, you
       make the following statements:

             "We currently hold all material licenses and permits required for our business operations, including a value -added telecommunication license, or a VAT license, ..."(page 5);
              "Our ability to provide one-stop e-commerce solutions is empowered by our proprietary and robust technology stack, including our Cloud-based System that
 October 10, 2024
Page 2

           enables efficient setup of official brand stores and official marketplace stores, ...
           "(page 68);
             "We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market." (page 70).

       Please note that this is not meant to represent an all-inclusive list of where your
       disclosure should be revised to refrain from using terms such as    we
 or    our    when
       describing activities or functions of your VIE.
Our Corporate Structure and Contractual Arrangements with our VIE, page 3

2. We note your response to comment 5 and reissue our comment in part. Describe the relevant contractual agreements between you and the VIEs and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
Changes in the political and economic policies of the PRC government may materially and adversely affect our business, ..., page 43

3. We note your proposed revised language in response to comment 19. We reissue our comment in part, please revise your disclosure to disclose that given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Taylor Beech at 202-551-4515
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services